United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release

Signature Page

Press Release
Global brand unification
Rio de Janeiro, November 29, 2007 — Companhia Vale do Rio Doce (Vale, ex CVRD) hereby informs that from now on it starts using just one global brand, Vale, in all countries where it operates and, at the same time, adopts a new global visual identity.
The use of the name Vale and the new logo communicates the evolution, diversification and growth of the company in the past years, which transformed us into a global mining company with a diversified portfolio of products that are present and essential in people’s lives.
We believe that this single identity strategy, with an estimated project cost of US$ 59 million, will bring the benefit of unifying and enhancing the efforts made towards the management of our image. As a result, we will optimize our capacity to attract qualified professionals and business partners, as well as to obtain permits for our operations from communities and regulatory entities. All of that, consequently, will improve our operations and the projects implementation process.
Our commercial and exploration offices will also have their names and brand changed, as well as some of our operations, such as CVRD Inco, the company that manages our nickel operations, which will now be called and branded Vale Inco. Moreover, there will be no name or brand changes for affiliated companies and there will be no change on the Company’s legal name.
With Vale’s new brand, we also reinforce our commitment with the generation of value, keeping our focus on sustainability and respect for life.
Additional information about our branding project is available at our new website www.vale.com.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: November 29, 2007	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations